Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 14, 2012

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Pamela A. Long

Re:	BioAmber Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed November 14, 2011
File No. 333-177917

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) in response to comments contained in the letter dated January 5, 2012 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-François Huc, President and Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on November 14, 2011 (the “Registration Statement”). On February 3, 2012, the Company filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) solely for the purpose of filing certain exhibits. The Company is concurrently filing Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments and the inclusion of financial statements for the year ended December 31, 2011.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 3 as marked. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin Jaskot and Craig E. Slivka of the Commission.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 3 and it has authorized this firm to respond to the Letter as follows:

General

Comment No. 1

We note that in response to a number of our prior comments you state that you intend to file additional agreements as exhibits to subsequent pre-effective amendments. Please note that we will need adequate time to review these agreements prior to effectiveness.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has filed several additional agreements as Exhibits 4.2, 4.3, 4.4, 10.19, 10.21, 10.22, 10.23, 10.24, 10.30, 10.35, 10.36, 10.41, 10.42, 10.43, 10.46, 10.48, 10.49, 10.50, 10.51, 10.52 and 10.53 in connection with Amendment No. 3. In addition, the Company filed several additional agreements as Exhibits 10.31, 10.32, 10.33, 10.34, 10.37, 10.38, 10.39, 10.40 and 10.44 in connection with the filing of Amendment No. 2, along with a Confidential Treatment Request relating to such agreements. The Company plans on filing additional agreements as exhibits as soon as practicable.

Prospectus Summary, page 1

Comment No. 2

We have reviewed your response to prior comment nine from our letter dated December 9, 2011. We note that you anticipate recording revenue from the sales of your products beyond sales of samples incidental to your research and development efforts and that you will reevaluate your disclosure at that time. Please note that we will not be able to complete our evaluation of your response until you determine whether you will revise your disclosure, and provide us with such revised disclosure. Further, we note that even when you begin recording revenue from the sales of your products, we believe that the disclosure regarding your sales should specify the scope of such sales, including, but not limited to, whether these sales are one-time sales or are pursuant to supply agreements with customers.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised to reflect that the Company has recorded revenue relating to the sales of samples of its products. Please see the revisions on pages 2, 9, 13, 46, 50, 51, 54, 56, 65 and 72 of Amendment No. 3 and the financial statements that are part of the Amendment No. 3 with respect to the Company’s having recorded revenues, and the revisions on pages 2, 13, 51, 56 and 65 with respect to the scope of such sales. The Company does not anticipate sales

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

of commercial quantities of its products until later in 2012.

Comment No. 3

We note your revised disclosure in response to prior comment 10 of our letter dated December 9, 2011. However, we note that pursuant to the exclusive supply agreement, Mitsubishi Chemical is not obligated to purchase the bio-succinic acid that is subject to this agreement. Accordingly, please revise your disclosure throughout your prospectus to make clear that none of the 84,000 tons of bio-succinic acid contemplated by your supply agreements may actually be purchased. Further, please disclose the total amount of bio succinic acid that Mitsubishi Chemical has agreed to purchase so that investors may understand the portion of the 84,000 tons that is allocated to Mitsubishi Chemical.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 1, 4, 17 and 71 and 76 of Amendment No. 3 with respect to the total number of metric tons of bio-succinic acid under contract and the revisions on page 76 of Amendment No. 3 with respect to the total amount of bio-succinic acid that Mitsubishi Chemical contemplates purchasing.

Risk Factors, page 12

We cannot assure you that we will be able to meet the product specification requirements of our customers . . ., page 20

Comment No. 4

We have reviewed your response to comment 15 of our letter dated December 9, 2011. Please note, as specified in our comment above, we will not be able to complete our evaluation of your response until you determine whether you will revise your disclosure and supply us with such revised disclosure.

RESPONSE: The Company respectfully advises the Staff that page 19 of the Registration Statement has been revised in response to the Staff’s Comment No. 4 of the Letter and Comment No. 15 of the letter dated December 9, 2011.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

We are currently dependent on a single manufacturing facility . . ., page 17

A significant decline in the price of petroleum and petroleum-based succinic acid . . ., page 20

Comment No. 5

We note your response to comment 16 of our letter dated December 9, 2011, and your statement that you do not expect to continue producing bio-succinic acid at your facility in France after your planned facility in Ontario is operational. However, we further note that you do not expect that your Ontario facility will be operational until 2013, and it is unclear whether you expect that it will be operating at full capacity at that time. We also note that you expect your facility in France to be operating at full capacity by the second quarter of 2012. Given your current and future dependence on the facility in France, we continue to believe that disclosure relating to the cost of production at this facility is necessary for an investor to understand whether you will be able to manufacture cost-competitive bio-succinic acid. We reissue our prior comment.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the Registration Statement to refer to the facility in France as a demonstration facility due to the fact that this facility was initially intended to be used to develop and test the Company’s products, technology and process. In addition, the Registration Statement has been revised in response to the Staff’s prior comment to provide investors with greater detail into the operating costs of the facility the Company operates in Pomacle, France as compared to expected costs at the new planned facility in Sarnia, Ontario. Please see the revisions on pages 16, 19 and 20 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Comparison of Six Months Ended June 30, 2010 and Six Months Ended June 30, 2011, page 62

Comparison of the Year Ended June 30, 2010 to the Six Months Ended December 31, 2010, page 64

Comparison of the 258 Day Period Ended June 30, 2009 to the Year Ended June 30, 2010, page 66

Comment No. 6

We note your revised disclosure in response to comment 27 of our letter dated December 9, 2011. However, we note that your revisions specify the amount of the increase or decrease in royalty payments, but do not specify the actual amount of the royalty payment as you do in your discussion of research and development expenses, net, on page 67. Please revise your disclosure accordingly.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised to address the Staff’s comment. Please see the revisions on pages 56, 59 and 61 of Amendment No. 3.

Business, page 77

General

Comment No. 7

We note your reference in this section to the 112% theoretical sugar yield for the production of bio-succinic acid, and that on page 90 you specifically list this as one of the benefits of your process. However, we note that in Response 5.8 provided with your supplemental materials you state that your internal economic models provide a different yield on sugar in your production of bio-succinic acid. Although you state that the 112% yield is a “theoretical sugar yield,” your disclosure currently suggests that this is the yield that you expect to receive in your production process. Please revise accordingly.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on page 84 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

Comment No. 8

We have reviewed your response to comment 31 of our letter dated December 9, 2011. Please note that we will not be able to complete our evaluation of your response until you provide the name of your customer as required by Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 13 and 88 of Amendment No. 3.

Our Products, page 84

Comment No. 9

We note your response to comment 32 of our letter dated December 9, 2011. Your disclosure continues to reference your relationships with third parties, however the extent of such relationships, and whether you have entered into any agreements with such third-parties, is not clear. For example, we note that on page 87 you state that you are “working with third parties to assess [y]our bio-succinate esters and accelerate market development.” This is just one example. Please revise your disclosure accordingly. Please also advise whether you will be filing any of the relevant agreements as exhibits to the registration statement.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment to remove disclosure related to certain relationships that are currently immaterial to the Company’s business. To the extent any such relationship becomes material, the Company intends to re-evaluate its disclosure and consider filing the relevant agreements. In addition, we have revised the Registration Statement to include disclosure of certain relationships recently entered into, such as the Company’s agreements with each of LANXESS Corporation and NatureWorks LLC.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

Our Technology, page 89

Comment No. 10

We note your revision in response to comment 35 of our letter dated December 9, 2011, however the use of the term “benefits” continues to suggest that your processes are superior to other production processes. Please either clarify specifically how your process compares to other production processes, or revise to clarify that you are not comparing your processes to other production processes.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on page 84 of Amendment No. 3 to simply describe the Company’s processes without making comparisons.

Our Manufacturing Operations, page 91

Comment No. 11

We note your response to comment 36 of our letter dated December 9, 2011. Please revise your disclosure on page 92 to state specifically that you are only guaranteed 60% of the facility’s capacity beginning on July 1, 2013, but that you do not expect to use the facility after your Ontario facility is operational in 2012.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on page 86 of Amendment No. 3.

Our Strategic Relationships, page 94

Comment No. 12

We have reviewed your response to comments 38 and 39 of our letter dated December 9, 2011. Please note that we will not be able to complete our evaluation of your response until you provide additional disclosure relating to the material agreements and file such agreements as exhibits to the registration statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and notes the Company has filed these agreements as exhibits to Amendment No. 2 and Amendment No. 3, along with a Confidential Treatment Request related to such agreements. With the exception of terms of the material agreements for which the Company has submitted a Confidential Treatment Request, which the Company does not believe are material to an investor’s understanding of the Company’s business, financial condition and financial results, the Company believes that its disclosures with respect to the material

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

agreements are materially complete.

Executive and Director Compensation, page 113

Compensation Discussion and Analysis, page 113

Comment No. 13

We have reviewed your response to comments 44 and 45 of our letter dated December 9, 2011. Please note that we will not be able to complete our evaluation of your response until you provide your revised disclosure in a subsequent amendment to the registration statement.

RESPONSE: The Company has revised the Compensation Discussion and Analysis section of Amendment No. 3 in response to the Staff’s comments.

Notes to the Financial Statements

General

Comment No. 14

We note your response to comment 53 in our letter dated December 9, 2011. On October 1, 2011, you entered into an agreement to acquire the remaining 25% of the common shares of Sinoven Biopolymers, Inc. In the financial statements which reflect this acquisition, please include a table to show the effects of changes in your ownership interest in Sinoven Biopolymers, Inc. on the equity attributable to you. Please refer to ASC 810-10-50-1A(d) and ASC 810-10-55-4M for guidance.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages F-27 through F-28 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

Revenue Recognition, page F-16

Comment No. 15

We note your response to comment 54 in our letter dated December 9, 2011. We continue to have difficulty understanding how you determined that the sale of products should be recorded as an offset to research and development expenses rather than as revenues. It is not clear why your inability to manufacture bio-succinic acid in large quantities would preclude you from recording the sales of this product as revenues. In addition, it appears that your planned ongoing major or central operations include the sale of products like bio-succinic acid. Please further advise. Please also tell us when you intend to start recording the sales of these products as revenues.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 2, 9, 13, 46, 50, 51, 54, 65 and 72 of Amendment No. 3 and the financial statements that are part of the Amendment No. 3. When our financial statements for the 2011 interim periods are reissued, all amounts previously recorded as an offset to research and development expenses will be adjusted to reflect classification as revenue.

Research and Development Tax Credits, page F-19

Comment No. 16

We note your response to comment 55 in our letter dated December 9, 2011. Please disclose how these tax credits will be accounted for subsequent to the consolidation of Bioamber S.A.S. and your basis for this pursuant to ASC 740-10-30. It appears that the impact of these credits may no longer be reflected as a reduction in research and development expenses. In this regard, please also address what consideration you gave to reflecting the change in accounting for these credits in your pro forma financial statements.

RESPONSE: The Company respectfully advises the Staff that the Company’s consolidated financial statements include the results of BioAmber S.A.S. as of October 1, 2010. Future research and development credits of the BioAmber S.A.S. (if any), once estimable, are recorded as an amount receivable with a corresponding reduction of research and development expenses in the consolidated financial statements. The Company also respectfully advises the staff that as a result of Bioamber S.A.S being included in the consolidated financial statements for over a year as at December 31, 2011, per section 11-01 of the Regulation S-X and section 3230.1 of the SEC Practice Manual, the pro-forma financial statements are no longer required to be disclosed and have been removed in Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

March 14, 2012

Note 4. Acquisition of Bioamber S.A.S., page F-23

Comment No. 17

We note your response to comment 56 in our letter dated December 9, 2011. It remains unclear what happened to the $5 million euros that was owed to Agro-industrie Recherches et Développements, S.A. after your acquisition of the remaining 50% of Bioamber S.A.S. Please help us understand and revise your disclosures to clarify why the amounts would now be due to you rather than to Agro-industrie Recherches et Développements, S.A.

RESPONSE: The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages F-23 and F-24 of Amendment No. 3.

Exhibits

Comment No. 18

We note that you plan to request confidential treatment for certain exhibits. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. The Company submitted an application requesting confidential treatment for certain exhibits filed in connection with Amendment No. 2 and has submitted an amended confidential treatment request and filed additional exhibits for which confidential treatment is to be requested concurrently with the filing of Amendment No. 3.

*    *    *

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

cc:	Jean-Francois Huc, BioAmber Inc.

Andrew Ashworth, BioAmber Inc.

Jocelyn M. Arel, Esq., Goodwin Procter LLP

Angelo Bracaglia, Deloitte & Touche LLP